June 17, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

NGFC Equities, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed June 17, 2016

File No. 333-210436

Dear Mr. Spirgel:

By letter dated June 16, 2016, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NGFC Equities, Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A4, filed on June 6, 2016.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Investment Company Status, Risk Factors, page 5

1.

The staff of the Division of Investment Management has reviewed your response to prior comment 2 and asks that you add the following risk factor, or a variation thereof, to your registration statement or provide an analysis of why such risk factor should be omitted:

We are a holding company that operates businesses through operating subsidiaries. If we were deemed to be an investment company under the 1940 Act, we would be required to restructure our operations, or to register as an investment company under the 1940 Act and become subject to provisions of the 1940 Act, which likely would have a material adverse impact on the business activities of the Company.

A company is required to register as an investment company under the 1940 Act, if, among other things, and subject to various exceptions:

-  it is or holds itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

-  it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Response: We have added the above risk factor on page 6 under “Risk Factors.”

2.

Please clarify throughout the registration statement the effective date of the company’s resignation as the general partner of NGLP.

Response: We have made the changes throughout the registrations statements to clarify the effective date means to indicate the last date through which NGFC will receive 30% of the gains of NGLP.

Approximately 14% of Company’s Total Assets Are in Publicly Traded Stocks…, page 9

3.

Please clarify how you calculated that 14% of the company’s total assets are in publicly traded stocks in light of the fact that your balance sheet as of March 31, 2016 shows $242,801 in marketable securities. In addition, please update this risk factor to discuss how this may change with the deconsolidation of NGLP.

Response: Following table illustrates the calculation we made to come up with the 14% calculation for NGFC Equities Inc. total public company share investment to the total assets of the company:

Shares	Long Positions	Cost
600	Connoco Phillips	31,228
1500	Freeport McMoran	26,470
700	Gold miners ETF	15,873
1100	iShares Silvere Trust	20,642
100	United States Oil ETF	1,300
	Total	95,513
Shares	Short Positions	Sales
500	Connoco Phillips	16,899
	Total Boxed shorts	16,899
	Net Cost	78,614
	Total Assets	560,847
	% of stocks to total assets	14%

Please note Connoco Phillips has both long and short positions that we maintain as boxed hedged positions in order to avoid IRS wash sales rules since those numbers keep changing within each month.

We have added following paragraph to update this risk factor to clarify showing $242,801 as the amount of marketable securities in the consolidated financial statements as of March 31, 2016 and discuss how this may change with the deconsolidation of NGLP:

“As of March 31, 2016 the consolidated financial statements of the Company shows total marketable securities of the Company to be $242,801 and that is due to the amount of stocks that NGFC Limited Partnership (“NGLP”) holds in its account. NGFC ownership of NGLP as of March 31, 2016, as its general partner, amounts to 2.73% with the remainder of NGLP being owned by limited partners that is subtracted as minority ownership in the financial statements and as such we have not added that amount to the above 14% figure. Also with NGLP no longer represented in the consolidated financial statements of NGFC after May 20, 2016 the future consolidated financial statements will not reflect the stock ownership of NGLP in the consolidated financial statements of the Company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.

Please update your disclosure to discuss the impact on the company’s results of operations and liquidity of deconsolidating NGLP. For example, discuss how the deconsolidation will impact your ability to repay the $50,000 promissory note to Southridge Partners II, LP. As another example, update your statement on page 39 to disclose that the company’s right to receive 30% of NGLP’s capital gains ceased upon the effectiveness of the company’s resignation as general partner (providing the effective date).

Response: We included the following paragraph on page 39 under “Results of Operations.”

“Due to deconsolidation of NGLP, going forward results of operations of NGLP won’t be consolidated with the NGFC financial statements.  This will reduce our consolidated realized capital gains amount as well as the unrealized capital gains and losses.  Correspondingly we anticipate the deconsolidation of NGLP to reduce some of our administrative cost such as legal and accounting cost. We do not believe deconsolidating of NGLP will have any effect on our ability to pay the $50,000 promissory note to Southridge since we plan to pay that through our current cash and sale of marketable securities plus proceeds from our subsidiary ECI Latam Inc.”

We also added the following paragraph under “Liquidity and Capital Resources.”

“NGFC resigned as the general partner of NGLP effective end of the day May 20, 2016. Thus NGFC will receive the 30% of the share of the gains from NGLP through end of the day May 20, 2016 but will not receive any share of gains from NGLP after the effective date. We do not believe this will affect our ability to pay the $50,000 promissory note to Soughridge since we depend on our current cash and sale of marketable securities and any proceeds from our subsidiary ECI Latam Inc. to pay off that $50,000. The payment of this $50,000 will reduce our ability to sustain our operations to about 10 to 12 months without raising any more funds or borrowing money or without depending on our subsidiary ECIL to expand its operations. Currently we have no other arrangement except the agreement we have with Southridge to raise additional capital for working capital or for any acquisitions. However, we are constantly seeking out loans on favorable terms and/or additional equity capital for working capital and for acquisitions but so far have made no agreements.”

Security Ownership of Certain Beneficial Owners and Management, page 45

5.

In response to our comment 5, you state that you have not included in your beneficial table shares of NGFC that limited partners may acquire upon conversion of their capital in NGLP. You state that the reason for the omission is that you only included securities that can be acquired within 60 days of March 31, 2016, the date of your most recent quarterly statement. Please note that beneficial ownership information must be provided as of the most recent practicable date. Therefore, please update the beneficial ownership table to include securities that may be acquired within 60 days of the most recent practicable date, such as the shares of

NGFC that limited partners may acquire upon conversion of their capital in NGLP. Refer to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act.

Response:

We have updated the Security Ownership of Certain Beneficial Owners and Management, to show the beneficial ownership of two directors in the event they converted their ownership of NGLP capital to the shares of NGFC. The rest of the NGLP limited partners’ conversion will not amount to more than 5% of the total outstanding shares of the Company.

Further, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer